RECEIVED

2009 AUG 26 A 2: 22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 Years
Apollo Hospitals
touching lives

July 18, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

09046815

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 30th June 2009

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 6th July 2009, the Board of Directors at its meeting held on 18th July 2009 approved the Unaudited Financial Results for the quarter ended 30th June 2009 as per the annexure enclosed.

The above results shall be published in the newspaper as per the listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

dlw 8/26

IS/ISO 9001:2000

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter Ended 30th June 2009

(Rs. In Lakhs)

Particulars	Quarter Ended Unaudited		Year Ended Audited
	30.06.2009	30.06.2008	31.03.2009
1.Segment Revenue (Net Sales / Income from each segment)			
a) Healthcare Services	30,634	26,155	112,380
b) Pharmacy	9,966	6,755	33,433
c) Others	1,468	387	2,237
SUB - TOTAL	42,068	33,297	148,050
Less : Intersegmental Revenue	5	3	15
Net Sales / Income from Operations	42,063	33,294	148,035
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)			
a) Healthcare Services	6,057	4,892	19,847
b) Pharmacy	(600)	(457)	(2,227)
c) Others	1,468	387	2,237
SUB - TOTAL	6,925	4,822	19,857
Less : (i)Interest (Net)	833	400	2,231
(ii)Other un-allocable expenditure net of un-allocable income	-	-	402
Profit Before Tax	6,092	4,422	17,224
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Healthcare Services	136,509	94,428	125,543
b) Pharmacy	15,900	10,597	14,967
c) Others	41,181	54,613	41,520
TOTAL	193,590	159,638	182,030

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 18th July 2009

2 During the quarter, the company has allotted 15.49 lakhsequity shares of Rs.10/- each at a price of Rs. 497.69 per share (including premium of Rs.487.69 per share) to Dr. Prathap C Reddy, one of the promotersof the Company. Consequent to the allotment, the paid up equity share capital of the Company increased to Rs.6178.48 lakhs from Rs.6023.57 lakhs

3 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th June 2009

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 31st March 2009	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 30th June 2009
Nil	32	32	Nil

4 Previous quarter/period's figures have been regrouped / rearranged.

Place : Chennai
Date : 18th July 2009

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED
DR. PRATHAP C REDDY
Executive Chairman

For APOLLO HOSPITALS ENTERPRISE LTD.

SUNEETA REDDY
Executive Director-Finance

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited (Provisional) Financial Results for the Quarter Ended 30th June 2009

(Rs.in Lakhs)

Sno	Particulars	Quarter Ended Unaudited		Year Ended Audited
		30.06.2009	30.06.2008	31.03.2009
1	(a)Income from Services	40,595	32,907	145,798
	(b) Other Operating Income	-	-	-
	Total Income (a+b)	**40,595**	**32,907**	**145,798**
2	**Expenditure**			
	(a) Increase/Decrease in Stock in trade	-	-	-
	(b) Material consumption	21,107	17,401	76,865
	(c) Employees Cost	6,315	4,830	22,105
	(d) Depreciation	1,306	978	4,392
	(e) Other expenditure	1,247	1,057	4,159
	(f) General Administrative Expenses	4,786	3,999	18,774
	(g) Selling and Distribution Expenses	377	207	1,883
	Total Expenditure	**35,138**	**28,472**	**128,178**
3	**Profit from Operations before Other Income,Interest & Exceptional items (1 - 2)**	**5,457**	**4,435**	**17,620**
4	**Other Income**	**1,468**	**387**	**2,237**
5	**Profit before Interest & Exceptional items (3 + 4)**	**6,925**	**4,822**	**19,857**
6	**Interest**	**833**	**400**	**2,231**
7	**Profit after Interest but before Exceptional items (5 - 6)**	**6,092**	**4,422**	**17,626**
8	**Exceptional items**	-	-	-
9	**Profit (+) / Loss (-) from Ordinary Activities before tax (7+8)**	**6,092**	**4,422**	**17,626**
10	**Provision for Taxation**			
	Current	1,498	1,386	4,798
	Deferred	114	60	369
	Fringe Benefit tax		49	250
11	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)**	**4,480**	**2,927**	**12,209**
12	Extraordinary item (net of tax)	-	-	402
13	**Net Profit (+) / Loss (-) for the period (11 - 12)**	**4,480**	**2,927**	**11,807**
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,178	5,868	6,024
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting y			131,062
16	EPS for the period for the year to date and for previous year			
	Before Extraordinary Item			
	Basic	*7.28	*4.99	20.25
	Diluted	*7.25	*4.74	19.54
	After Extraordinary Item			
	Basic	*7.28	*4.99	19.80
	Diluted	*7.25	*4.74	19.11
17	Total Public Shareholding			
	(a) Number of Shares	36,393,022	37,770,561	36,414,617
	(b) Percentage of Shareholding	58.90%	64.36%	60.45%
18	Promoters and Promoter Group Shareholding			
	a) Pledged/Encumbered			
	No. of Shares	14,510,086	-	10,975,086
	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	70.08%	-	57.36%
	Percentage of shares (as a % of the total share capital of the company)	23.48%	-	18.22%
	b) Non-Encumbered		-	
	No. of Shares	6,193,951	-	8,158,199
	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	29.92%	-	42.64%
	Percentage of shares (as a % of the total share capital of the company)	10.03%	-	13.54%

* Not Annualised

For APOLLO HOSPITALS ENTERPRISE LTD.

SUNEETA REDDY
Executive Director-Finance

RECEIVED
2009 AUG 26 A 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 Years
Apollo Hospitals
touching lives

July 20, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 30th June 2009

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 18th July 2009, we have published the Unaudited financial results of the Company for the quarter ended 30th June 2009 in "The Economic Times" on 20th July 2009 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

The Economic Times.
Monday
20/July/2009.

20/7/09

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

Apollo HOSPITALS TOUCHING LIVES

Unaudited (Provisional) Financial Results for the Quarter ended 30th June 2009

(Rs. in Lakhs)

Sl.No.	Particulars	Quarter Ended Unaudited 30.06.2009	Quarter Ended Unaudited 30.06.2008	Year Ended Audited 31.03.2009
1	(a) Income from Services	40,595	32,907	145,798
	(b) Other Operating Income	-	-	-
	Total Income (a+b)	40,595	32,907	145,798
2	Expenditure			
	(a) Increase/Decrease in Stock in trade	-	-	-
	(b) Material consumption	21,107	17,401	76,865
	(c) Employees Cost	6,315	4,830	22,105
	(d) Depreciation	1,306	978	4,392
	(e) Other expenditure	1,247	1,057	4,159
	(f) General Administrative Expenses	4,786	3,999	18,774
	(g) Selling and Distribution Expenses	377	207	1,883
	Total Expenditure	35,138	28,472	128,178
3	Profit from Operations before Other Income, Interest & Exceptional items (1-2)	[illegible]	4,435	17,620
4	Other Income	1,468	387	2,237
5	Profit before Interest & Exceptional items (3 + 4)	6,925	4,822	19,857
6	Interest	833	400	2,231
7	Profit after Interest but before Exceptional items (5 - 6)	6,092	4,422	17,626
8	Exceptional items	-	-	-
9	**Profit (+) / Loss (-) from Ordinary Activities before tax (7 + 8)**	6,092	4,422	17,626
10	Provision for Taxation			
	Current	1,498	1,386	4,798
	Deferred	114	60	369
	Fringe Benefit tax	-	49	250
11	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)**	4,480	2,927	12,209
12	Extraordinary Item (net of tax)	-	-	402
13	**Net Profit (+) / Loss (-) for the period (11 - 12)**	4,480	2,927	11,807
14	Paid-up equity share capital (Face value Rs. 10/- per share)	6,178	5,868	6,024
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year	-	-	131,062
16	EPS for the period for the year to date and for previous year			
	Before Extraordinary item			
	Basic	*7.28	*4.99	20.25
	Diluted	*7.25	*4.74	19.54
	After Extraordinary Item			
	Basic	*7.28	*4.99	19.80
	Diluted	*7.25	*4.74	19.11
17	Total Public Shareholding			
	(a) Number of Shares	36,393,022	37,770,561	36,414,617
	(b) Percentage of Shareholding	58.90%	64.36%	60.45%
18	Promoters and Promoter Group Shareholding			
	a) Pledged/Encumbered			
	No. of Shares	14,510,086	-	10,975,086
	Percentage of shares (as a % of the total shareholding of promoters and promoter group)	70.08%	-	57.36%
	Percentage of shares (as a % of the total share capital of the company)	23.48%	-	18.22%
	b) Non-Encumbered		-	
	No. of Shares	6,193,951	-	8,158,199
	Percentage of shares (as a % of the total shareholding of promoters and promoter group)	29.92%	-	42.64%
	Percentage of shares (as a % of the total share capital of the company)	10.03%	-	13.54%

* Not Annualised

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2009

(Rs. in Lakhs)

Sl.No.	Particulars	Quarter Ended Unaudited 30.06.2009	Quarter Ended Unaudited 30.06.2008	Year Ended Audited 31.03.2009
1.	**Segment Revenue (Net Sales / Income from each segment)**			
	a) Healthcare services	30,634	26,155	112,380
	b) Pharmacy	9,966	6,755	33,433
	c) Others	1,468	387	2,237
	SUB - TOTAL	42,068	33,297	148,050
	Less : Intersegmental Revenue	5	3	15
	Net Sales / Income from Operations	42,063	33,294	148,035
2.	**Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)**			
	a) Healthcare Services	6,057	4,892	19,847
	b) Pharmacy	(600)	(457)	(2,227)
	c) Others	1,468	387	2,237
	SUB - TOTAL	6,925	4,822	19,857
	Less : (i) Interest (Net)	833	400	2,231
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	402
	Profit Before Tax	6,092	4,422	17,224
3.	Capital Employed			
	(Segment Assets-Segment Liabilities)			
	a) Healthcare Services	136,509	94,428	125,543
	b) Pharmacy	15,900	10,597	14,967
	c) Others	41,181	54,613	41,520
	TOTAL	193,590	159,638	182,030

Notes :

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 18th July 2009
2. During the quarter, the company has allotted 15.49 lakhs equity shares of Rs.10/- each at a price of Rs. 497.69 per share (including premium of Rs.487.69 per share) to Dr. Prathap C Reddy, one of the promoters of the Company. Consequent to the allotment, the paid up equity share capital of the Company increased to Rs.6178.46 lakhs from Rs.6023.57 lakhs
3. Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th June 2009

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 31st March 2009	Received during the quarter	Disposed off during the quarter	Lying unresolved as on 30th June 2009
Nil	32	32	Nil

4. Previous quarter / period's figures have been regrouped / rearranged.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

Place : Chennai
Date : 18th July 2009

DR. PRATHAP C REDDY
Executive Chairman